Exhibit 99.1

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel : (604) 682-4002
Fax : (604) 682-4003

February 11, 2014	TSX : TMM, NYSE.MKT : TGD

NEWS RELEASE

Timmins Gold Closes C$28,380,000 Bought-Deal Offering

Vancouver, BC – Timmins Gold Corp. (TSX: TMM, NYSE.MKT: TGD) (the “Company”) is pleased to confirm the closing of its previously announced bought-deal offering of 18,920,000 common shares of the Company (the “Shares”), inclusive of 2,250,000 Shares issued pursuant to the partial exercise of the underwriters’ over-allotment option, at a price of C$1.50 per Share for aggregate gross proceeds of C$28,380,000 (the “Offering”). The Shares were issued in a public offering in certain provinces of Canada pursuant to a short form prospectus dated February 4, 2014 filed with certain Canadian securities regulators, and were underwritten by a syndicate of underwriters led by RBC Dominion Securities Inc. and including BMO Nesbitt Burns Inc., TD Securities Inc., GMP Securities L.P., National Bank Financial Inc., Scotia Capital Inc. and PI Financial Corp.

The estimated net proceeds of the Offering will be C$26,635,000 after deducting fees and expenses of the Offering. The Company intends to use the net proceeds of the Offering to partially repay the amount outstanding under its credit facility (the “Credit Facility”) with Sprott Resource Lending Partnership (“Sprott”) pursuant to the terms of a credit agreement between the Company and Sprott dated May 27, 2011, as amended, with the balance of the net proceeds of the Offering to be retained by the Company for working capital.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

On behalf of the Board:	For further information:

Bruce Bragagnolo, LLB	Alex P. Tsakumis
Chief Executive Officer	Vice President, Corporate Development
604-638-8980	604-638-8976
bruce@timminsgold.com	alex@timminsgold.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, the intended use of the proceeds of the Offering, business and financial prospects, future trends, plans, strategies, objectives and expectations and future operations.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgement regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, the Company does not intend to update any forward-looking statements to conform these statements to actual results.